1. Name and Address of Reporting Person
   Levine, Robert R.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   SLM Corporation (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/20/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    02/20/2003 02/20/2003 M         125000      A   $60.5000                  D
Common Stock                    02/20/2003 02/20/2003 M         7623        A   $39.3393                  D
Common Stock                    02/20/2003 02/20/2003 M         2325        A   $43.0000                  D
Common Stock                    02/20/2003 02/20/2003 M         1162        A   $86.0000                  D
Common Stock                    02/20/2003 02/20/2003 F         -88079      D   $107.0000                 D
Common Stock                    02/20/2003 02/20/2003 F         -5558       D   $107.9200                 D
Common Stock                    02/20/2003 02/20/2003 S         -5042       D   $107.0000                 D
Common Stock                    02/20/2003 02/20/2003 S         -1178       D   $107.3500  137352         D
Common Stock                                                                               0              I           By Thrift and
                                                                                                                      Savings Plan
Common Stock                                                                               3975.52        I           By 401K Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $60.5    02/20/2 02/20/2 M               12500  <F1>      01/15/2011 Common  125000   $60.5000   0       D
Options              003     003                     0                           Stock
(Right to
buy)
Stock       $39.3393 02/20/2 02/20/2 M               7623   <F2>      08/13/2007 Common  7623     $39.3393   0       D
Option               003     003                                                 Stock
(Right to
buy)
Stock       $43      02/20/2 02/20/2 M               2325   <F3>      01/13/2010 Common  2325     $43.0000   0       D
Option               003     003                                                 Stock
(Right to
buy)
Stock       $86      02/20/2 02/20/2 M               1162   <F4>      01/24/2012 Common  1162     $86.0000   73838   D
Option               003     003                                                 Stock
(Right to
buy)
Stock       $107.5   02/20/2 02/20/2 A         69745       02/20/2004 01/15/2011 Common  69745    $107.5000  69745   D
Option               003     003                                                 Stock
(Right to
buy)

Explanation of Responses:

<F1>
These options become exercisable upon the Company's common stock having a closing price on the New York Stock Exchange of $72.60, for five trading days, they also become exercisable on the fifth anniversary of the grant (January 15, 2006), but no sooner than one year for the grant date.
<F2>
The options become exercisable in increments of one-third upon the Company's common stock having a closing price on the New York Stock Exchange of $42.86, $57.15 and $71.43, respectively, for five trading days, they also become exercisable on the eighth anniversary of their grant (August 13, 2005) subject to the reporting person's continued service with the Company.
<F3>
These options become exercisible upon the Company's common stock having a closing price on the New York Stock Exchange of $51.60, for five days, they also become exercisible on the fifth anniversary of the grant (January 13, 2005), but no sooner than one year from the grant date.
<F4>
These options become exercisable upon the Company's common stock having a closing price on the New York Stock Exchange of $103.20, for five trading days, they also become exercisable on the eighth anniversary of the grant (January 24, 2010), but no sooner than one year from the grant date.

SIGNATURE OF REPORTING PERSON
/s/ Mary F. Eure (POA)

DATE
02/24/2003